EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation

DaXingHuaShang Investment Group Limited	Seychelles
Jiujiu Group Stock Co., Ltd.	Seychelles
DaXingHuaShang Investment (Hong Kong) Limited	Hong Kong
Jiujiu (HK) Industry Limited	Hong Kong
Qianhai DaXingHuaShang Investment (Shenzhen) Co., Ltd.	PRC
Jiujiu (Shenzhen) Industry Co., Ltd.	PRC
Dongguan City France Vin Tout Ltd.	PRC
Yunnan Makaweng Wine& Spirits Co., Ltd.	PRC